HERITAGE INCOME TRUST-HIGH YIELD BOND FUND
SUB ITEM 77J


On October 10, 2008, the Heritage Income Trust-High Yield Bond Fund ("Target Fund") reorganized into the Legg Mason Partners High Income Fund ("Acquiring Fund"). Prior to the reorganization, the Target Fund adopted a valuation methodology for valuing fixed income securities for the Target Fund consistent with that of the Acquiring Fund. As a result, the Target Fund valued its fixed income securities using the mean between the bid and the ask on October 8, 2008. Prior to this change the Target Fund valued its fixed income securities using a bid price. There was no restatement of assets or shareholder accounts for this change.